Exhibit 99.1

Borr Drilling Limited – Press release

Borr Drilling Limited (the “Company”) (NYSE and OSE: “BORR”) refers to an article initially published in the Norwegian newspaper “Dagens Næringsliv” today, which refers to a potential alternative plan discussed by two creditors.

The Board and Management are highly confident that the Company can execute the liquidity improvement plan and equity raise as announced in a press release on 24 December 2020. The Company is working closely and constructively with all lenders to achieve the best possible solution for all stakeholders.

Hamilton, Bermuda
13 January 2021

Forward looking statements
This announcement includes forward looking statements, which are statements that do not reflect historical facts and may be identified by words such as “anticipate”, “believe”, “continue”, “estimate”, “expect”, “intends”, “may”, “should”, “will” and similar expressions and include the statement that the Board and management are highly confident that it can execute the liquidity improvement plan and equity raise announced on December 24, 2020  and other non-historical statements. These forward-looking statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, which are, by their nature, uncertain and subject to significant known and unknown risks, contingencies and other factors which are difficult or impossible to predict and which are beyond our control. Such risks, uncertainties, contingencies and other factors could cause actual events to differ materially from the expectations expressed or implied by the forward-looking statements included herein, including risks relating to the liquidity improvement plan including the risk that the Company is unable to reach final agreement and definitive documentation with the relevant creditors and risks relating to the final terms of such agreements, risks relating to meeting conditions to these agreements, including risks relating to the contemplated equity raise, risks relating to our liquidity including the risk that we may have insufficient liquidity to fund our operations; risks that the expected liquidity improvements do not materialize or are not sufficient to meet our liquidity requirements and other risks relating to our liquidity, the risk that our customers do not comply with their contractual obligations, including payment or approval of invoices for factoring, risks relating to industry conditions and tendering activity, risks relating to cash flows from operations, the risk that we may be unable to raise necessary funds through issuance of additional debt or equity or sale of assets; risks relating to our debt instruments including risks relating to our ability to comply with covenants and obtain any necessary waivers and the risk of cross defaults, risks relating to our ability to meet our debt obligations and obligations under rig purchase contracts and our other obligations as they fall due, risks relating to our liquidity requirements, risks relating to future financings including the risk that future financings may not be completed when required and future equity financings will dilute shareholders and the risk that the foregoing would result in insufficient liquidity to continue our operations or to operate as a going concern and other risks included in our filings with the Securities and Exchange Commission including those set forth under “Risk Factors” in our annual report on Form 20-F for the year ended December 31, 2019.

This announcement does not constitute an offer to buy, sell or subscribe for any securities described herein. The equity raise referenced herein has not been and will not be registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.